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TO OUR SHAREHOLDERS

SALES AND EARNINGS INCREASE

  Third quarter earnings of $4.6 million, or 47 cents per share, were up 19 percent from last year. Sales of $77.8 million increased 9 percent. Nine-month earnings of $13.8 million, or $1.39 per share, were up 28 percent and sales of $234.7 million increased 17 percent. (A weak dollar increased year-to-date sales by $5.1 million.) Both sales and earnings established record highs for the quarter and year-to-date period.

THIRD QUARTER CHALLENGES

  The third quarter proved to be more of a challenge than expected. Early in the period, we experienced a weakening of incoming industrial machine orders after a strong first half. The situation began to show improvement in September, and the firming trend is continuing. Considering the overall condition of the industrial economy in key markets, our year-to-date orders look reasonable, and we are expecting a strong finish to the year.

  An additional challenge occurred in Europe. Our subsidiary encountered start-up problems with a major new software system being installed. This inhibited shipments and caused operating inefficiencies. Operations are now returning to normal, and we expect financial results to show steady improvement.

  Our floor coatings and commercial cleaning equipment lines continue to see double-digit sales increases, and North American industrial aftermarket products are performing quite well. In addition, the recent strengthening of the dollar against the yen added to earnings for the quarter, due to forward exchange contracts obtained earlier in the year to hedge future business. We estimate the change in the value of the dollar from the same period last year for our key currencies added about $0.5 million, or 5 cents per share, to net earnings for the quarter and year-to-date.

  Net cash flow related to operating activities of $12.3 million year-to-date is down from the same period last year. The primary reasons for the decrease are higher-than-normal inventory levels on relatively low sales for the third quarter and a planned step-up in capital spending.

1995 OUTLOOK: RECORD SALES AND EARNINGS EXPECTED

  In spite of the third quarter challenges, we were able to produce a 9.4 percent operating margin, which raised the year-to-date margin to 8.8 percent versus 8.3 last year. Our outlook for the year is for an even higher operating margin, assuming economic conditions in key markets continue to improve. On this basis, we believe the next three months should produce our ninth consecutive quarter of record sales and earnings and a full-year return on equity close to our goal of 20 percent.


Roger L. Hale
CHIEF EXECUTIVE OFFICER

October 16, 1995


TENNANT AT A GLANCE

  Our vision is to work for a cleaner and safer world. That's why we are in business. Clean work places and public places are safer and are more attractive for both employees and customers. To be cleaner and safer is the mark of a progressive company; to be cleaner and safer is the mark of an advanced country. The world wants to be cleaner and safer.

  Our mission is to be the preeminent company in non-residential floor maintenance equipment, floor coatings, and related offerings. That is what we do.

  A second but equally important aspect of our mission is to create value for our shareholders by providing an above-average total return. We expect to accomplish this by achieving our long-term financial goals which call for 5% real (inflation adjusted) sales growth and a 20% return on shareholders' equity.

  Tennant offers a broad array of products in the non-residential floor maintenance industry:

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- INDUSTRIAL FLOOR MAINTENANCE EQUIPMENT (75% OF 1994 SALES): Cleans surfaces with vehicle and heavy foot traffic such as factories, warehouses, stadiums and parking garages. Tennant is recognized as the world-leading manufacturer.

- COMMERCIAL FLOOR MAINTENANCE EQUIPMENT (19% OF 1994 SALES): Cleans surfaces with foot traffic such as office buildings, retail outlets and hospitals. Our newest and fastest growing business.

- FLOOR COATINGS (6% OF 1994 SALES): Broad line of sealers, resurfacers, and urethane coatings including environmentally friendly Eco-Coatings-TM-. Now on faster growth track after undergoing several years of restructuring.

  The competitive strengths and growth strategies for each of the three product lines are outlined in our 1994 Annual Report to Shareholders.


PRODUCTS FOR A CLEANER AND SAFER WORLD

  Contract-cleaning businesses like Commercial Sweeping of Crowne Point, Indiana, are part of the ever-expanding Tennant customer base. Thirty-two Tennant machines contribute to Commercial's cleaning fleet including nine rider-scrubbers, eight rider-sweepers, seven walk-behind scrubbers, and three walk-behind sweepers. Joe Granger, President of Commercial, has full confidence in Tennant: "We feel as if we've got the best equipment we can get working for us. What's more, so do our customers. They're well-aware of Tennant equipment and its reliability." Adds Granger, "We like the close relationship we've been able to build with Tennant's service organization." That commitment to service and reliability is what's made Tennant the first name in floor care.

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